04015007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH, D.C.
188

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Cohasset Lane

(No. and Street)

Cherry Hill	N.J.	08003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Laine (856) 751-5220

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bowman and Company Certified Public Accountant

(Name – *if individual, state last, first, middle name*)

601 White Horse Rd.	Voorhees	N.J.	08043
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey A. Laine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Financial Group Inc., as of February 28, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIANNE T. LAINE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPT. 15, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2003

Bowman & Company LLP

Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
E-Mail cpas@bowmanllp.com
www.bowmanllp.com
Members of:
American Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITORS' REPORT

Mr. Jeffrey A. Laine, President
Commonwealth Financial Group, Inc.

We have audited the accompanying statement of financial position of Commonwealth Financial Group, Inc. as of December 31, 2003 and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Financial Group, Inc. as of December 31, 2003 and the results of its operations and cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary data contained in Exhibits B-1 and B-2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bowman & Company LLP

Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
February 25, 2004

Bowman & Company LLP

Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
E-Mail cpas@bowmanllp.com
www.bowmanllp.com

Members of:
American Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Mr. Jeffrey A. Laine, President
Commonwealth Financial Group, Inc.

In planning and performing our audit of the financial statements of Commonwealth Financial Group, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(I), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of internal control structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

Bowman & Company LLP

Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
February 25, 2004

Exhibit A-1

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2003

ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 23,142	
Accrued Income Receivable	4,592	
Total Current Assets	27,734	
Investments	4,201	
Fixed Assets (Net of Accumulated Depreciation)	---	
		$ 31,935
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accrued Expenses and Payables		$ 6,803
Stockholder's Equity:		
Common Stock, $1 Par Value; 1,000 Shares Authorized, Issued and Outstanding	1,000	
Additional Paid in Capital	27,130	
Accumulated Other Comprehensive Loss	(4,300)	
Retained Earnings	1,302	
Total Stockholder's Equity		25,132
		$ 31,935

The accompanying Notes are an integral part of these financial statements.

Exhibit A-2

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Fees and Commissions		$ 155,827
Expenses:		
Auto	$ 9,710	
Filing Fees	5,590	
Insurance	10,438	
Salaries	35,169	
Postage and Courier	2,144	
Telephone	4,336	
Travel & Entertainment	6,084	
Payroll Taxes	3,102	
Office Expense	5,251	
Computer Supplies	5,834	
Business Gifts	664	
Professional Services	1,878	
Dues & Subscriptions	520	
Bank Charges	272	
Continuing Education	133	
Commissions	43,381	
Depreciation	3,798	
Rent	10,500	
Consulting Fees	6,101	
		154,905
Operating Income		922
Other Income:		
Expense Recoveries		570
Income Before Provision for Corporate Income Taxes		1,492
Less Provision for Corporate Income Taxes		1,255
Net Income		237
Other Comprehensive Loss - Unrealized Loss on Securities		(106)
Comprehensive Income		$ 131

The accompanying Notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Total	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
Balance, January 1, 2003	$ 25,001	$ 1,000	$ 27,130	$ (4,194)	$ 1,065
Comprehensive Income (Loss):					
Net Income	237				237
Other Comprehensive Income - Unrealized Loss on Securities	(106)			(106)	
Comprehensive Income	131	---	---	(106)	237
Balance, December 31, 2003	$ 25,132	$ 1,000	$ 27,130	$ (4,300)	$ 1,302

The accompanying Notes are an integral part of these financial statements.

Exhibit A-4

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net Income	$ 237	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation Expense	3,798	
Changes in Assets and Liabilities:		
Accrued Income Receivables	662	
Accrued Expenses and Payables	3,162	
Cash Flows Provided by Operating Activities		$ 7,859
Cash Flows from Investing Activities:		
Purchase of Fixed Assets	(3,798)	
Stockholder Loans	200	
Cash Flows Used In Investing Activities		(3,598)
Increase in Cash and Cash Equivalents		4,261
Cash and Cash Equivalents, January 1		18,881
Cash and Cash Equivalents, December 31		$ 23,142

Supplemental Schedule of Corporate Income Taxes Paid:

Federal Corporate Income Taxes Paid	$ 273
State Corporate Income Taxes Paid	$ 982
Interest Paid	---

The accompanying Notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANTS' REPORT)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Commonwealth Financial Group, Inc. is a Virginia corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and is engaged in the distribution of various mutual funds.

Basis of Accounting – The accounts of the business are maintained on accrual basis of accounting and are in accordance with generally accepted accounting principles.

Cash and Cash Equivalents - The Company considers temporary investments, which have a maturity of three months or less when purchased, to be cash equivalents.

Investments - All investments with a maturity greater than three months are accounted for under Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company determines the appropriate classification at time of purchase. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Marketable securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, which is based on quoted prices. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity. The cost of securities available-for-sale is adjusted for amortization of premiums and discounts to maturity. Interest and amortization of premiums and discounts for all securities are included in interest income. Realized gains and losses are included in other income. Cost of securities sold is determined on a specific identification basis.

Comprehensive Income - Effective December 31, 2000, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income and its components. The adoption had no impact on the Company's net income or stockholder's equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholder's equity, to be included in other comprehensive income.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Note 2: INVESTMENTS

Cost and fair value of investments at December 31, 2003 are as follows:

	Cost	Unrealized Losses	Fair Value
Invesco Technology Fund	$ 5,200	$3,759	$ 1,441
NASD Common Stock	3,300	540	2,760
Total	$ 8,500		$ 4,201

The unrealized loss on securities recognized in current earnings for 2003 was $106.
The realized gain or loss on securities realized in current earnings was $-0-.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 for its initial year of operation and 15 to 1 thereafter (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $19,907. The Company's net capital ratio was .34 to 1.

Note 4: RETIREMENT PLAN

In 2000, the Company established a profit-sharing plan (the Plan) covering substantially all full-time employees. Contributions to the Plan are discretionary and cannot exceed 15% of each employee's salary. No Contributions were made for 2003.

Note 5: RELATED PARTY TRANSACTIONS

In 2003, the Company leased office space on a month to month basis from a shareholder. During the year ended December 31, 2003 rent expense was $10,500.

Note 6: CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and marketable securities.

The Company maintains its cash balances at a single financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. The cash balance is not in excess of the insured limit at December 31, 2003.

The Company maintains an investment account with a stock brokerage firm. The accounts contain cash and securities balances and are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. The combined balances are not in excess of the insured limits at December 31, 2003.

SUPPLEMENTARY INFORMATION

Exhibit B-1

COMMONWEALTH FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2003

Net Capital Computation:		
Total Stockholder's Equity		$ 25,132
Deductions:		
Non-Allowable Assets	$ 4,592	
Haircut on Securities	633	
		5,225
Net Capital		$ 19,907
Total Aggregate Indebtedness		$ 6,803
Ratio of Aggregate Indebtedness to Net Capital		34.17%
Computation of Basic Net Capital Required:		
Minimum Net Capital Required (6.66% of Aggregate Indebtedness)		$ 453
Minimum Dollar Net Capital Requirement of Broker/Dealer		$ 5,000
Net Capital Requirement (Greater of Two Above)		$ 5,000
Excess Net Capital		$ 14,907
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		$ 19,227
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2001):		
Net Capital as Reported in Company's Part IIA (Unaudited) FOCUS Report		$ 19,227
Adjustments to Net Capital:		
Increases to Net Capital		---
Decreases to Net Capital		---
Net Capital per Audit Report		$ 19,227
Other Audit Adjustments Not Affecting Net Capital: None		---

The accompanying Notes are an integral part of these financial statements.

Exhibit B-2

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF EXEMPT STATUS
AS OF DECEMBER 31, 2003

Commonwealth Financial Group is a Virginia corporation and is a registered broker-dealer under the Securities and Exchange Act of 1934. The firm is engaged in the distribution of mutual funds. The firm does not handle, receive or invest funds or securities for customers and is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3, Subsection k-1. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

During the year ended December 31, 2003 there were no material differences in the audited computation of Net Capital and the Broker/Dealer's unaudited Focus IIA.

The accompanying Notes are an integral part of these financial statements.